                        Exhibit 99.1

Gogoro Releases First Quarter 2025 Financial Results

TAIPEI, TAIWAN, May 8, 2025 – Gogoro Inc. (“Gogoro,” “the Company” or “We”) (Nasdaq: GGR), a global technology leader in battery swapping ecosystems that enable sustainable mobility solutions for cities, today released its financial results for its first quarter ended March 31, 2025.

First Quarter 2025 Summary

▪Revenue of $63.6 million, down 8.7% year-over-year and down 4.5% on a constant currency basis.
▪Battery swapping service revenue of $34.5 million, up 6.2% year-over-year and up 11.1% on a constant currency basis.
▪Sales of hardware and others revenue of $29.1 million, down 21.8% year-over-year and down 18.1% on a constant currency basis.
▪Gross margin of 4.9%, down from 6.4% in the same quarter last year due to the large quantity of upgraded battery packs. Non-IFRS gross margin of 18.2%, up 3.1% year-over-year.
▪Net loss of $18.6 million as compared to a net loss of $13.1 million in the same quarter last year.
▪Adjusted EBITDA of $14.3 million, up from $10.2 million in the same quarter last year.
“The word that best describes our efforts over the past two quarters is focus. At Gogoro, we are focused on delivering an exceptional user experience, driving operational efficiency, and executing with discipline against a clear and ambitious long-term strategy. Our results in the first quarter of 2025 reflect that focus. We delivered solid gross margin and made critical investments in our future, while also significantly reducing operating expenses year-over-year,” said Henry Chiang, interim CEO of Gogoro. “We remain firmly committed to our profitability milestones and the progress we have made this quarter reinforces our confidence in that trajectory.”

“In the first quarter of 2025, we delivered meaningful financial improvements driven by a focused effort on operational efficiency and disciplined execution compared to the first quarter of 2024. This reflects the early success of our cost optimization initiatives and our commitment to building a more resilient and scalable business. We remain on track to meet our planned financial milestones. These goals are grounded in a clear roadmap and are supported by recurring revenue from our Gogoro Network battery swapping business, which continues to grow in both subscribers and service adoption,” said Bruce Aitken, CFO of Gogoro. “Our capital position was further strengthened by securing a new NT$2 billion credit facility this quarter, which provides us with additional flexibility to support strategic initiatives and product innovation while reinforcing external confidence in our long-term plan. While we continue to face a challenging macroeconomic environment, we are actively managing risk, recalibrating expectations, and maintaining tight financial controls. We are confident that the foundation we are building today will enable sustainable growth and long-term shareholder value creation.”

First Quarter 2025 Financial Overview

Operating Revenues
For the first quarter, the total revenue was $63.6 million, down 8.7% year-over-year and down 4.5% year-over-year on a constant currency basis1. Had foreign exchange rates remained constant with the average rate of the same quarter last year, revenue would have been up by an additional $2.9 million.

▪Battery swapping service revenue for the first quarter was $34.5 million, up 6.2% year-over-year, and up 11.1% year-over-year on a constant currency basis1. Total subscribers at the end of the first quarter was 644,000, up 8% from 595,000 subscribers at the end of the same quarter last year. The year-over-year increase in battery swapping service revenue was primarily due to our larger subscriber base compared to the same quarter last year and the high retention rate of our subscribers. We continue to see the strength of our subscription-based business model which enables us to accumulate more customers to maximize our battery swapping network efficiency.

▪Sales of hardware and other revenue for the first quarter was $29.1 million, down 21.8% year-over-year, and down 18.1% year-over-year on a constant currency basis1. The year-over-year decrease in sales of hardware and other revenues was driven by (i) a 36.1% decrease in vehicle sales volume on a year-over-year basis primarily due to the delayed launch of an anticipated vehicle; we believe these sales will shift to subsequent quarters, (ii) a $1.3 million decrease in sales revenues associated with selling accessories and parts and performing maintenance in Gogoro Quick Service centers, and (iii) a $2.3 million decrease in sales revenues related to PBGN partners and overseas operations.

Gross Margin
For the first quarter, gross margin was 4.9%, down from 6.4% in the same quarter last year while non-IFRS gross margin1 was 18.2%, up from 15.1% in the same quarter last year. The change in gross margin was primarily driven by a combination of factors: (i) a $4.2 million increase in costs associated with our battery upgrade initiative, including derecognition expenses on components removed from battery packs and other directly attributable costs, (ii) higher excess capacity costs due to reduced sales volume, and (iii) a decline in sales of high-margin accessories and parts. The change in non-IFRS gross margin was primarily driven by lower depreciation across our entire install base of battery packs from increased network efficiency as well as the extended lifespan of upgraded batteries and improvements in other operational efficiencies.

Gogoro was founded as an innovative energy business and we continue to invest heavily in growing and updating our Gogoro Network by deploying new GoStations, battery packs, and software updates. Over the last three years, we have invested approximately $100 million in capital expenditure annually.

Additionally, in the past few quarters, we have been undertaking a program to carry out one-time, voluntary upgrades on certain battery packs which are expected to continue through 2025. These upgrades provide multiple benefits — more efficient deployment of our resources than replacing battery packs,
1 This is a non-IFRS measure, see Use of Non-IFRS Financial Measures for a description of the non-IFRS measures and Reconciliation of IFRS Financial Metrics to Non-IFRS for a reconciliation of the Company’s non-IFRS financial measures to their most directly comparable IFRS measures.

                        Exhibit 99.1
increasing lifetime capacity of each battery pack (including extending its first mobility use-case useful life) and solidifying the extra lifetime capacity of each battery pack to validate our second-life thesis. These upgrades are expected to create economic benefits in the long run but will lead to a short-term reduction in our gross margin as we continue carrying out these upgrades. We expect our cash position, gross profit and gross margin will continue to be impacted by the costs of these upgrades during 2025. In order to improve our overall customer experience and to extend battery life, we plan to continue upgrading a substantial quantity of our battery packs which are already in circulation and will improve designs of our battery packs to make them even more rugged, safer and long-lasting.

Net Loss
For the first quarter, net loss was $18.6 million, representing an increase of $5.5 million from a net loss of $13.1 million in the same quarter last year. The increase in net loss was primarily due to an unfavorable change of $11.4 million in the fair value of financial liabilities associated with outstanding earnout shares, earn-in shares and warrants, which is mainly due to the Gogoro stock price declining to a lesser extent when compared to the same quarter last year, and the decrease of $1.4 million in gross profit, which was partially offset by the decrease of $9.6 million in operating expenses. This decrease in operating expenses was mainly due to lower variable marketing and promotional expenses resulting from reduced sales volume, savings in general and administrative expenses, lower payroll driven by organizational efficiency, and a $2.1 million reduction in share-based compensation.

Adjusted EBITDA
For the first quarter, adjusted EBITDA1 was $14.3 million, representing an increase of $4.1 million from $10.2 million in the same quarter last year. The increase was primarily due to a $7.1 million reduction in operating expenses (excluding share-based compensation, and depreciation and amortization) resulting from various cost-saving initiatives. The increase was partially offset by a decrease in other income and an increase in share of loss of investments accounted for using equity method compared to the same quarter last year.

Liquidity

In the first quarter of 2025, we incurred an operating cash outflow of $8.9 million, compared to an operating cash inflow of $0.9 million in the first quarter of 2024, primarily due to changes in operating assets and liabilities, resulting in a year-over-year decline in operating cash performance. With a cash balance of $93.3 million at the end of the first quarter of 2025, and the additional credit facilities that are available to us, we believe we have sufficient sources of funding to meet our near-term business growth objectives.

2025 Cost Reduction/Efficiency Plans
In the first quarter, we continued our focus on cost optimization and aligned our operations accordingly. The plan aims to drive operational efficiency, reduce costs, accelerate our path to profitability and reinforce our primary focus as an energy and subscription-based business based on our energy platform leadership. Gogoro is expected to create approximately $25 million savings in 2025 compared to 2024 as a result of the cost efficiency plans. We expect our Gogoro Network Battery Swapping business to reach profitability on a non-IFRS basis and deliver non-IFRS net income in 2026 and our hardware sales business to reach profitability on a non-IFRS basis in 2028.

2025 Guidance

We believe the Taiwan two-wheeler market in 2025 will remain approximately the same as 2024. For the full year of 2025, we reiterate our revenue forecast of between $295 million to $315 million on a constant currency basis. We estimate that approximately 95% of such full-year revenue will be generated from the Taiwan market. Our gross margin may be continuously negatively impacted in the short term because of our ongoing and accelerated battery upgrade initiatives which are expected to be completed by the end of 2025.

Conference Call Information

Gogoro’s management team will hold an earnings webcast on May 8, 2025, at 8:00 a.m. Eastern Time to discuss the Company’s first quarter 2025 results of operations and outlook.

Investors may access the webcast, supplemental financial information and investor presentation at Gogoro’s investor relations website (https://investor.gogoro.com) under the “Events” section. A replay of the investor presentation and the earnings call script will be available 24 hours after the conclusion of the webcast and archived for one year.

About Gogoro

Founded in 2011 to rethink urban energy and inspire the world to move through cities in smarter and more sustainable ways, Gogoro leverages the power of innovation to change the way urban energy is distributed and consumed. Recognized by Fortune as a “Change the World 2024” company; Fast Company as “Asia-Pacific’s Most Innovative Company of 2024”; Frost & Sullivan as the “2024 Global Company of the Year for battery swapping for electric two-wheel vehicles”; and, MIT Technology Review as one of “15 Climate Tech Companies to Watch” in 2024, Gogoro’s battery swapping and vehicle platforms offer a smart, proven, and sustainable long-term ecosystem for delivering a new approach to urban mobility. Gogoro has quickly become an innovation leader in vehicle design and electric propulsion, smart battery design, battery swapping, and advanced cloud services that utilize artificial intelligence to manage battery charging and availability. The challenge is massive, but the opportunity to disrupt the status quo, establish new standards, and achieve new levels of sustainable transportation growth in densely populated cities is even greater. For more information, visit www.gogoro.com/news and follow Gogoro on Twitter: @wearegogoro.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or Gogoro's future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "going to," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern Gogoro's expectations, strategy, priorities, plans or intentions. Forward-looking statements in this communication include, but are not limited to, statements in the section entitled, "2025 Guidance," such as estimates regarding Taiwan two-wheeler market and our revenue and gross margin; statements in the section entitled, "2025 Cost Reduction/Efficiency Plans," such as estimated savings as a result of the cost reduction/efficiency plans

                        Exhibit 99.1
and future profitability of Gogoro's business; statements by Gogoro's interim chief executive officer and chief financial officer, such as Gogoro's future business plan and growth strategies and Gogoro's future profitability; and Gogoro's battery pack upgrade initiatives (and its expected costs and benefits).

Gogoro’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks related to macroeconomic factors including inflation and consumer confidence, risks related to the Taiwan scooter market, risks related to political tensions, Gogoro’s ability to effectively manage its growth, Gogoro’s ability to launch and ramp up the production of its products, control its manufacturing costs and manage its supply chain issues, Gogoro’s risks related to ability to expand its sales and marketing abilities, Gogoro’s ability to expand effectively into new markets, foreign exchange fluctuations, Gogoro’s ability to develop and maintain relationships with its partners, risks related to probable defects of Gogoro’s products and services and product recalls, regulatory risks and Gogoro’s risks related to strategic collaborations, risks related to the Taiwan market, India market, Philippines market and other international markets, alliances or joint ventures including Gogoro’s ability to enter into and execute its plans related to strategic collaborations, alliances or joint ventures in order for such strategic collaborations, alliances or joint ventures to be successful and generate revenue, the ability of Gogoro to be successful in the B2B market, risks related to Gogoro's ability to achieve operational efficiencies, Gogoro's ability to raise additional capital, the risks related to the need for Gogoro to invest more capital in strategic collaborations, alliances or joint ventures, risks relating to the impact of foreign exchange and the risk of Gogoro having to adjust the accounting treatment associated with its joint ventures. The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in Gogoro's filings with the Securities and Exchange Commission (“SEC”), including in Gogoro’s Form 20-F for the year ended December 31, 2024, which was filed on March 31, 2025 and in its subsequent filings with the SEC, copies of which are available on the SEC's website at www.sec.gov. The forward-looking statements in this communication are based on information available to Gogoro as of the date hereof, and Gogoro disclaims any obligation to update any forward-looking statements, except as required by law.

Condensed Consolidated Financial Statements

The condensed consolidated financial statements are unaudited and have been prepared in accordance with the International Financial Reporting Standards (collectively, “IFRS”) issued by the International Accounting Standards Board and regulations of the U.S. Securities and Exchange Commission (“SEC”) for interim financial reporting. The Company’s condensed consolidated financial statements reflect all normal adjustments that are, in our opinion, necessary to provide a fair statement of results for the interim periods presented, including the accounts of the Company and entities controlled by Gogoro Inc. The audited consolidated financial statements may differ materially from the unaudited condensed consolidated financial statements. Our audited financial statements for the full year ending December 31, 2025 will be included in the Company's Annual Report on Form 20-F for the year ending December 31, 2025. Accordingly, these condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2024 included in the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2025, which provides a more complete discussion of the Company’s accounting policies and certain other information. The condensed consolidated financial statements may include selected updates, notes and disclosures if there are significant changes since the date of the most recent annual report on Form 20-F which included the audited financial statements of the Company.

Use of Non-IFRS Financial Measures

This press release and accompanying tables contain certain non-IFRS financial measures including foreign exchange effect on operating revenues, non-IFRS gross profit, non-IFRS gross margin, non-IFRS net loss, EBITDA and adjusted EBITDA.

Foreign exchange ("FX") effect on operating revenues. We compare the dollar amount and the percent change in the operating revenues from the current period to the same period last year using constant currency disclosure. We present constant currency information to provide a framework for assessing how our underlying revenues performed excluding the effect of foreign currency rate fluctuations. To present this information, current period operating revenues for entities reporting in currencies other than USD are converted into USD at the average exchange rates from the equivalent periods last year.

Non-IFRS Gross Profit and Gross Margin. Gogoro defines non-IFRS gross profit and gross margin as gross profit and gross margin excluding share-based compensation, battery upgrade initiatives and battery swapping service rebate.

Share-based Compensation. Share-based compensation consists of non-cash charges related to the fair value of restricted stock units awarded to employees and stock options granted to certain directors, executives, employees and others providing similar services. We believe that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, we believe it is useful to investors to understand the specific impact of share-based compensation on our operating results.
Non-IFRS Net Loss. Gogoro defines non-IFRS net loss as net loss excluding share-based compensation, the change in fair value of financial liabilities including revaluation of change in fair value of earnout, earn-in and warrants associated with the merger of Poema, battery upgrade initiatives, and battery swapping service rebate. These amounts do not reflect the impact of any related tax effects.

EBITDA. Gogoro defines EBITDA as net loss excluding interest expense, net, provision for income tax, depreciation, and amortization. These amounts do not reflect the impact of any related tax effects.

Adjusted EBITDA. Gogoro defines Adjusted EBITDA as EBITDA excluding share-based compensation, the change in fair value of financial liabilities including revaluation of change in fair value of earnout, earn-in and warrants associated with the merger of Poema, battery upgrade initiatives, and battery swapping service rebate. These amounts do not reflect the impact of any related tax effects.

Battery Upgrade Initiatives. As we perform certain voluntary upgrades to our battery packs, this charge represents the (i) derecognition expense on components removed from the battery pack, which we do not expect to generate any future benefits from its disposal and (ii) battery pack retrieval and other directly attributable costs incurred during the battery upgrades. We will only upgrade battery packs in instances where the value created exceeds the cost of the upgrade. The program will improve batteries' capacity and extend the remaining useful life of certain battery packs. The derecognition expense and the retrieval and

                        Exhibit 99.1
other costs are recorded under Cost of Revenues in the Condensed Consolidated Statements of Comprehensive Loss. We exclude such expenditures for purposes of calculating certain non-IFRS measures because these charges do not reflect how management evaluates our operating performance. The adjustments facilitate a useful evaluation of our operating performance and comparisons to past operating results and provide investors with additional means to evaluate our profitability trends. We expect the derecognition expense and retrieval and other costs to recur in future periods as incurred during the implementation phase of the battery upgrade program.

Battery Swapping Service Rebate. We voluntarily offered one-time subscription fee discounts to certain subscribers of Gogoro Network who experienced unusual and infrequent service inconveniences associated with a minor voluntary vehicle recall and battery upgrade, and such battery swapping service rebates are recorded as contra-revenue. We have excluded the impacts of such rebates from our non-IFRS metrics to allow investors to better understand the underlying operation results of the business and to facilitate comparison of current financial results with historical financial results and our peer group companies' financial results.

These non-IFRS financial measures exclude share-based compensation, interest expense, income tax, depreciation and amortization, change in fair value of financial liabilities associated with outstanding earnout shares, earn-in shares and warrants associated with the merger of Poema, battery upgrade initiative, and battery swapping service rebate. The Company uses these non-IFRS financial measures internally in analyzing its financial results and believes that these non-IFRS financial measures are useful to investors as an additional tool to evaluate ongoing operating results and trends. In addition, these measures are the primary indicators management uses as a basis for its planning and forecasting for future periods.

Non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS financial measures. Non-IFRS financial measures are subject to limitations and should be read only in conjunction with the Company's condensed consolidated financial statements prepared in accordance with IFRS. Non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. A description of these non-IFRS financial measures has been provided above and a reconciliation of the Company’s non-IFRS financial measures to their most directly comparable IFRS measures have been provided in the financial statement tables included in this press release, and investors are encouraged to review these reconciliations.

Gogoro Media Contact:	Gogoro Investor Contact:
press@gogoro.com	ir@gogoro.com

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Balance Sheet
(unaudited)2
(in thousands of U.S. dollars)

	March 31,	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$93,279	$117,148
Trade receivables	18,940	16,977
Inventories[2]	41,767	44,972
Other assets, current	18,808	23,727
Total current assets	172,794	202,824

Property, plant and equipment[2]	427,657	438,255
Right-of-use assets	33,223	35,303
Investments accounted for using equity method	16,275	16,117
Other assets, non-current	7,629	7,928
Total assets	$657,578	$700,427

LIABILITIES AND EQUITY
Current liabilities:
Borrowings, current	$103,823	$103,018
Financial liabilities at fair value through profit or loss	871	2,654
Notes and trade payables	21,921	29,351
Contract liabilities, current	11,562	11,869
Lease liabilities, current	14,450	9,446
Financial liabilities at amortized cost, current	25,000	24,586
Provisions, current	4,263	4,240
Other liabilities, current	30,875	40,465
Total current liabilities	212,765	225,629

Borrowings, non-current	250,536	253,750
Lease liabilities, non-current	19,686	26,966
Provisions, non-current	1,353	1,419
Other liabilities, non-current	14,696	16,123
Total liabilities	499,036	523,887

Total equity	158,542	176,540
Total liabilities and equity	$657,578	$700,427

	March 31,	December 31,
	2025	2024
Inventories:
Raw materials	$22,003	$23,337
Semi-finished goods	4,547	2,667
Merchandise	15,217	18,968
Total inventories	$41,767	$44,972
2 On March 31, 2025 and December 31, 2024, the company classified $23.5 million and $27.7 million, respectively of undeployed battery packs and related battery cells in property, plant and equipment based on the company's deployment plan for the next 12 months.

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Comprehensive Loss
(unaudited)
(in thousands of U.S. dollars, except net loss per share)

	Three Months Ended March 31,
	2025	2024
Operating revenues	$63,621	$69,711
Cost of revenues	60,515	65,238
Gross profit	3,106	4,473
Operating expenses:
Sales and marketing	7,378	10,581
General and administrative	6,663	9,369
Research and development	5,986	9,366
Other operating expense	187	454
Total operating expenses	20,214	29,770
Loss from operations	(17,108)	(25,297)
Non-operating income and expenses:
Interest expense, net	(2,950)	(2,728)
Other income, net	1,158	2,416
Change in fair value of financial liabilities	1,783	13,198
Share of loss of investments accounted for using equity method	(1,445)	(716)
Total non-operating (expense) income	(1,454)	12,170
Net loss	(18,562)	(13,127)
Other comprehensive loss:
Exchange differences on translation	(2,103)	(8,319)
Total comprehensive loss	$(20,665)	$(21,446)

Basic and diluted net loss per share	$(0.06)	$(0.06)
Shares used in computing basic and diluted net loss per share	287,736	235,942

	Three Months Ended March 31,
Operating revenues:	2025	2024
Sales of hardware and others	$29,148	$37,258
Battery swapping service	34,473	32,453
Total	$63,621	$69,711

	Three Months Ended March 31,
Share-based compensation:	2025	2024
Cost of revenues	$103	$282
Sales and marketing	170	449
General and administrative	489	1,673
Research and development	321	974
Total	$1,083	$3,378

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Cash Flows
(unaudited)
(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2025	2024
Operating activities
Net loss	$(18,562)	$(13,127)
Adjustments for:
Depreciation and amortization	22,285	24,680
Impairment losses associated with facilities, inventories and receivables	1,268	1,812
Share of loss of investments accounted for using equity method	1,445	716
Change in fair value of financial liabilities	(1,783)	(13,198)
Interest expense, net	2,950	2,728
Share-based compensation	1,083	3,378
Loss on disposal of property and equipment, net	1,925	448
Recognition of provisions	318	9
Changes in operating assets and liabilities:
Trade receivables	(2,400)	(379)
Inventories	1,676	456
Other current assets	1,771	1,932
Notes and trade payables	(7,430)	(532)
Contract liabilities	(613)	3,337
Other liabilities	(9,400)	(7,651)
Provisions	(693)	(944)
Cash (used in) generated from operations	(6,160)	3,665
Interest expense paid, net	(2,734)	(2,813)
Net cash (used in) generated from operating activities	(8,894)	852
Investing activities
Payments for property, plant and equipment, net	(17,873)	(34,419)
Increase in refundable deposits	(88)	(220)
Payments of intangible assets, net	(43)	(52)
Decrease (increase) in other financial assets	2,695	(83)
Net cash used in investing activities	(15,309)	(34,774)
Financing activities
Proceeds from borrowings	12,164	10,852
Repayments of borrowings	(10,003)	(8,678)
Guarantee deposits received (refund)	26	(75)
Repayment of the principal portion of lease liabilities	(3,099)	(3,147)
Net cash used in financing activities	(912)	(1,048)
Effect of exchange rate changes on cash and cash equivalents	1,246	(6,401)
Net decrease in cash and cash equivalents	(23,869)	(41,371)
Cash and cash equivalents at the beginning of the period	117,148	173,885
Cash and cash equivalents at the end of the period	$93,279	$132,514

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Changes in Equity
(unaudited)
(in thousands of U.S. dollars)

	Ordinary Shares	Capital Surplus	Accumulated Deficits	Exchange Difference on Translation	Total Equity
Balance as of December 31, 2024	$29	$734,460	$(548,732)	$(9,217)	$176,540
Net loss for the three months ended March 31, 2025	—	—	(18,562)	—	(18,562)
Other comprehensive loss	—	—	—	(2,103)	(2,103)
Changes in percentage of ownership interest in investments accounted for using equity method	—	1,584	—	—	1,584
Shared-based compensation	—	1,083	—	—	1,083
Balance as of March 31, 2025	$29	$737,127	$(567,294)	$(11,320)	$158,542

                        Exhibit 99.1
GOGORO INC.
Reconciliation of IFRS Financial Metrics to Non-IFRS
(unaudited)
(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2025			2024	IFRS revenue YoY change %	Revenue excluding FX effect YoY change %
Operating revenues:	IFRS revenue	FX effect	Revenue excluding FX effect	IFRS revenue
Sales of hardware and others	$29,148	$1,351	$30,499	$37,258	(21.8)%	(18.1)%
Battery swapping service	34,473	1,586	36,059	32,453	6.2%	11.1%
Total	$63,621	$2,937	$66,558	$69,711	(8.7)%	(4.5)%

	Three Months Ended March 31,
	2025		2024
Gross profit and gross margin	$3,106	4.9%	$4,473	6.4%
Share-based compensation	103		282
Battery upgrade initiatives [3]	8,347		4,110
Battery swapping service rebate	—		1,661
Non-IFRS gross profit and gross margin	$11,556	18.2%	$10,526	15.1%

	Three Months Ended March 31,
	2025		2024
Net loss	$(18,562)		$(13,127)
Share-based compensation	1,083		3,378
Change in fair value of financial liabilities	(1,783)		(13,198)
Battery upgrade initiatives [3]	8,347		4,110
Battery swapping service rebate	—		1,661
Non-IFRS net loss	$(10,915)		$(17,176)

	Three Months Ended March 31,
	2025		2024
Net loss	$(18,562)		$(13,127)
Interest expense, net	2,950		2,728
Depreciation and amortization	22,285		24,680
EBITDA	6,673		14,281
Share-based compensation	1,083		3,378
Change in fair value of financial liabilities	(1,783)		(13,198)
Battery upgrade initiatives [3]	8,347		4,110
Battery swapping service rebate	—		1,661
Adjusted EBITDA	$14,320		$10,232
3 The three months ended March 31, 2024 battery upgrade initiatives amount includes retrieval and other attributable costs which previously were not reported in our unaudited Reconciliations of IFRS Financial Metrics to Non-IFRS tables in the first quarter of 2024.